FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F  X                    Form 40-F
                                    -----                            -----


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes                             No   X
                               -----                          -----


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES

     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a "Bulletin d'Annonces Legales et Officielles" (BALO) publication for its three months ended June 30, 2001 consolidated revenues.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         INFOVISTA SA

Dated : July 26, 2001                    By: /s/ ALAIN RIES
                                         Alain RIES
                                         President and Chief Financial Officer

InfoVista SA

>> Societe Anonyme << with share capital of 10,606,363.56 Euros. Registered Office: 6, rue de la Terre de Feu, 91952 COURTABOEUF Cedex 334 088 275 R.C.S. Evry




                                  Consolidated revenues (in Euros)

                                  -------------------------------------------- --------------------
                                                  Fiscal year
                                  ---------------------- ---------------------       Variation
                                        2000/2001             1999/2000
--------------------------------- ---------------------- --------------------- --------------------
1st Quarter                                   5,366,458             1,394,653        284.79 %
from July 1st to September 30,
--------------------------------- ---------------------- --------------------- --------------------
2nd Quarter                                   7,072,509             1,533,831        361.10 %
from October 1st to December 31,
--------------------------------- ---------------------- --------------------- --------------------
3d Quarter                                    7,038,231             3,159,971        122.73 %
from January 1st to March 31,
--------------------------------- ---------------------- --------------------- --------------------
4th Quarter                                   8,181,935             4,252,315        92.41 %
from April 1st to June 30,
--------------------------------- ---------------------- --------------------- --------------------
--------------------------------- ---------------------- --------------------- --------------------
Total                                        27,659,133            10,340,770        167.48 %
--------------------------------- ---------------------- --------------------- --------------------


                                    Revenue by country (in Euros)

                                  -------------------------------------------- --------------------
                                              Three months ended
                                  --------------------------------------------      Variation
                                        June 30, 2001         June 30, 2000
--------------------------------- ---------------------- --------------------- --------------------
Europe                                        4,554,343             2,125,068        114.32 %
--------------------------------- ---------------------- --------------------- --------------------
America                                       3,344,778             2,127,247        36.40 %
--------------------------------- ---------------------- --------------------- --------------------
Asia                                            282,814                     0           NA
--------------------------------- ---------------------- --------------------- --------------------
--------------------------------- ---------------------- --------------------- --------------------
Total                                         8,181,935             4,252,315        92.41 %
--------------------------------- ---------------------- --------------------- --------------------


                                     Revenue analysis (in Euros)

                                  -------------------------------------------- --------------------
                                              Three months ended
                                  --------------------------------------------       Variation
                                       June 30, 2001          June 30, 2000
--------------------------------- ---------------------- --------------------- --------------------
Licenses                                      5,542,160             3,259,118        70.05 %
--------------------------------- ---------------------- --------------------- --------------------
Services                                      2,639,775               993,197        165.79 %
--------------------------------- ---------------------- --------------------- --------------------
--------------------------------- ---------------------- --------------------- --------------------
Total                                         8,181,935             4,252,315        92.41 %
--------------------------------- ---------------------- --------------------- --------------------

